February 13, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive, Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Hiromi Yoda Director, Senior Managing Executive Officer
Phone:	+81-(0)3-6758-6711

Disclosure of Financial Results of our Subsidiary (MITSUMI ELECTRIC CO., LTD.), the Stocks of Which Have Been Delisted

MINEBEA MITSUMI Inc. (MinebeaMitsumi) hereby announces, as per the attached sheet, the third quarter brief reports of financial results for the fiscal year ending March 31, 2017 of MITSUMI ELECTRIC CO., LTD., which has become MinebeaMitsumi’s wholly owned subsidiary as of January 27, 2017.

THIRD QUARTER BRIEF REPORT OF FINANCIAL RESULTS
〔under Japanese GAAP〕(Consolidated)
(Year ending March 31,2017)
February 13, 2017
Registered
Company Name :	MITSUMI ELECTRIC CO., LTD.
URL :	http://www.mitsumi.co.jp/
Representative :	Shigeru Moribe	Representative Director and President
Contact :	Kunihiro Noguchi	General Manager of General Affairs Department
Phone : +81-(0)42-310-5333

Quarterly report filing date :	―
Expected data of payment for dividends :	―
Preparation of supplementary explanation material for quarterly financial results : None
Holding of presentation meeting for quarterly financial results : None
(Amounts less than one million yen have been omitted)
1.   Business performance (April 1, 2016 through December 31, 2016)
(1) Consolidated Results of Operations (Year-to-date)	(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operation income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Nine months ended Dec 31, 2016	125,099	0.8	△14,294	―	△15,591	―
Nine months ended Dec 31, 2015	124,051	9.3	△2,570	―	△5,064	―

	Net income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)	Diluted net income per share (yen)
Nine months ended Dec 31, 2016	△34,666	―	△426.88	―
Nine months ended Dec 31, 2015	△6,018	―	△71.64	―
(Notes)　Comprehensive Income:　　    Nine months ended December 31, 2016: (34,117) million yen    -   %
           Nine months ended December 31, 2015:   (6,723) million yen    -   %

(2) Consolidated Financial Position
	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)
As of December 31, 2016	164,626	60,161	36.5
As of March 31, 2016	162,724	94,279	57.9
(Reference) Shareholders’equity:　As of December 31, 2016:   60,161 million yen
          As of March 31, 2016:          94,279 million yen

2. Dividends
	Annual Report
	End of first quarter (yen)	End of second quarter (yen)	End of third quarter (yen)	Year-end (yen)	For the year (yen)
Year ended March 31, 2016	―	―	―	0.00	0.00
Year ending March 31, 2017	―	―	―
（Notes）
On March 30, 2016, we have entered into a share exchange agreement with Minebea Co., Ltd. In accordance with the fact that the Company becoming a wholly owned subsidiary through the Share Exchange and the Company’s common stock was delisted as of January 24, 2017, we have not made any dividend forecasts or business forecasts.

※　Notes

(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Application of accounting peculiar to preparation of quarterly consolidation financial statement : Yes
(Calculation of tax expenses）
The Company has adopted a method where an effective tax rate after the application of tax effect accounting to income before income taxes for the fiscal year under review is reasonably estimated and tax expenses are calculated by multiplying income before income taxes for the quarter by the effective tax rate so estimated.

(3) Changes in accounting policy, changes in accounting estimates, and restatements
1. Changes in accounting policy associated with revision of accounting standards, etc: Yes
2. Change in accounting policy other than 1: None
3. Changes in accounting estimates: None
4. Restatements: None
(Changes in accounting policy)
In accordance with the revision of the Corporation Tax Act, the Company has applied the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (Accounting Standards Board of Japan (ASBJ) Practical Issues Task Force No. 32, June 17, 2016) as from in the first quarter of the fiscal year under review.
Accordingly, the depreciation method for the facilities attached to buildings and structures that were acquired on or after April 1, 2016 has been changed from the declining balance method to the straight-line method.
The effect of the change on profits and losses for the third-quarter cumulative period of the fiscal year under review is immaterial.
(Additional information)
The Company has adopted the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Implementation Guidance No. 26, March 28, 2016) as from the first quarter of the fiscal year under review.

(4) Number of shares outstanding (Common stock)
1. Number of shares outstanding at end of period (Including treasury stock)
As of December 31, 2016:	87,498,119 shares
As of March, 2016:	87,498,119 shares
2. Number of treasury shares at end of period
As of December 31, 2016:	6,289,435 shares
As of March, 2016:	6,288,753 shares
3. Average number of shares (Quarterly cumulative period)
Nine months ended December 31, 2016:	81,209,028 shares
Nine months ended December 31, 2015:	84,005,316 shares

(Notes)
The Company became a wholly owned subsidiary of MINEBEA MITSUMI Inc. on January 27, 2017, and accompanying it, it was delisted as of January 24, 2017.
This summary of financial results was prepared in accordance with the quarterly financial results announcement.

Consolidated Quarterly Financial Statements
(1) Consolidated quarterly balance sheets
	(Amount: millions of yen)
	Year ended March 31, 2016 (as of March 31, 2016)	Third-quarter period of the year ending March 31, 2017 (as of December 31, 2016)
ASSETS
Current assets:
Cash and deposits	40,585	37,570
Notes and accounts receivable	42,030	53,763
Finished goods	4,625	3,844
Work in process	14,326	18,185
Raw materials and supplies	19,346	23,039
Other	2,253	2,745
Allowance for doubtful accounts	△16	△16
Total current assets	123,150	139,132
Fixed assets:
Tangible fixed assets
Buildings and structures (Net)	10,114	11,211
Machinery and vehicle (Net)	15,927	4,396
Tools, furniture and fixtures (Net)	3,655	1,414
Land	5,439	5,435
Construction in progress	2,021	592
Total tangible fixed assets	37,158	23,051
Intangible assets	1,052	920
Investments and other assets:
Other	1,485	1,543
Allowance for doubtful accounts	△122	△20
Total investments and other assets	1,363	1,522
Total fixed assets	39,573	25,494
TOTAL ASSETS	162,724	164,626

	(Amount: millions of yen)
	Year ended March 31, 2016 (as of March 31, 2016)	Third-quarter period of the year ending March 31, 2017 (as of December 31, 2016)
LIABILITIES
Current liabilities:
Notes and accounts payable	20,351	41,513
Short-term loans payable	7,109	23,715
Income taxes payable	480	940
Accrued bonuses	1,393	741
Other	13,474	12,393
Total current liabilities	42,809	79,304
Long-term liabilities:
Bond with subscription rights to share	20,090	20,079
Net defined benefit liabilities	3,283	2,801
Other	2,262	2,279
Total long-term liabilities	25,635	25,161
TOTAL LIABILITIES	68,445	104,465
NET ASSETS
Shareholders’ equity:
Common stock	39,890	39,890
Capital surplus	43,252	43,252
Retained earnings	28,665	△6,000
Treasury shares	△5,093	△5,093
Total shareholders’ equity	106,714	72,047
Accumulated other comprehensive income:
Differences on revaluation of available – for – sale securities	11	26
Foreign currency translation adjustments	△7,653	△7,829
Remeasurements of defined benefit plans	△4,794	△4,083
Total accumulated other comprehensive income	△12,435	△11,886
TOTAL NET ASSETS	94,279	60,161
TOTAL LIABILITIES AND NET ASSETS	162,724	164,626

(2) Consolidated quarterly statements of income and consolidated quarterly statements of comprehensive income
Consolidated quarterly statements of income
(For the consolidated third-quarter cumulative period)
	(Amount: millions of yen)
	Third-quarter cumulative period of the year ended March 31, 2016 (April 1, 2015 through December 31, 2015)	Third-quarter cumulative period of the year ended March 31, 2017 (April 1, 2016 through December 31, 2016)
Net sales	124,051	125,099
Cost of sales	117,179	128,965
Gross profit or gross loss (△)	6,872	△3,865
Selling, general and administrative Expenses	9,442	10,428
Operating loss (△)	△2,570	△14,294
Non-operating income
Interest income	249	93
Royalties earned	67	24
Rents received	39	121
Other income	237	185
Total non-operating income	594	424
Non-operating expenses
Interest expense	51	86
Loss on disposition of fixed assets	147	129
Payment compensation	2,500	592
Provision of allowance for doubtful Accounts	1	1
Foreign exchange loss	223	730
Other expenses	162	180
Total non-operating expenses	3,087	1,720
Ordinary loss (△)	△5,064	△15,591
Extraordinary gain
Gain from sales of fixed assets	21	-
Total extraordinary gain	21	-
Extraordinary losses
Impairment loss on fixed assets	98	18,677
Special retirement benefits	22	-
Total extraordinary losses	120	18,677
Loss before income taxes (△)	△5,163	△34,268
Income taxes	854	398
Net loss for the period (△)	△6,018	△34,666
Net loss attributable to non-controlling interests (△)	-	-
Net loss attributable to owners of the parent (△)	△6,018	△34,666

Consolidated quarterly statements of comprehensive income
(For the consolidated third-quarter cumulative period)
	(Amount: millions of yen)
	Third-quarter cumulative period of the year ended March 31, 2016 (April 1, 2015 through December 31, 2015)	Third-quarter cumulative period of the year ended March 31, 2017 (April 1, 2016 through December 31, 2016)
Net loss for the period (△)	△6,018	△34,666
Other comprehensive income
Differences on revaluation of available - for – sale securities	△34	14
Foreign currency translation adjustments	△1,054	△176
Remeasurements of defined adjustments	383	710
Total other comprehensive income	△705	548
Quarterly comprehensive income	△6,723	△34,117
(Items)
Quarterly comprehensive income attributable to owners of the parent	△6,723	△34,117
Quarterly comprehensive income attributable to non-controlling interests	-	-